Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated June 10, 2026, and the related Letter of Transmittal and any amendments or supplements to such Offer to Purchase or Letter of Transmittal, and is being made to all holders of Common Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
LISATA THERAPEUTICS, INC.
at
$4.00 PER SHARE OF COMMON STOCK, NET IN CASH, PLUS ONE CONTINGENT VALUE RIGHT (“CVR”) PER SHARE REPRESENTING THE CONTRACTUAL RIGHT TO RECEIVE TWO CONTINGENT CASH PAYMENTS UP TO AN AGGREGATE OF $3.00 PER CVR SUBJECT TO THE ACHIEVEMENT OF THE SPECIFIED MILESTONES

Pursuant to the Offer to Purchase dated June 10, 2026
by
KUVA ACQUISITION CORP.
a direct wholly owned subsidiary
of
KUVA LABS INC.

Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kuva Labs Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Common Share” and collectively, the “Common Shares”), of Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Common Share, which represents the contractual right to receive two contingent cash payments up to an aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement) in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR per Share, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2026, and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

Stockholders of record who tender directly to Equiniti Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Common Shares by Purchaser pursuant to the Offer. Stockholders who hold their Common Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M.,
EASTERN TIME, ON JULY 10, 2026 (SUCH DATE, OR ANY SUBSEQUENT DATE TO
WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS
THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 6, 2026 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, unless otherwise agreed by the Company, Parent and Purchaser, as soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the “Merger”) and the separate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and effected without a vote of the Company stockholders. In the Merger, (i) each Common Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to by Purchaser and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (a) Common Shares held in the treasury of the Company, (b) Common Shares owned by Parent, Purchaser, the Company or any of their respective direct or indirect wholly-owned subsidiaries (including Common Shares irrevocably accepted for purchase in the Offer and any Rollover Shares (as defined in the Offer to Purchase)) and (c) Common Shares held by stockholders who have properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL (collectively, “Excluded Shares”)), will be cancelled and converted into the right to receive the Offer Price, less applicable withholding of taxes and (ii) each of the issued and outstanding shares of Series B Convertible Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Shares”) other than Excluded Shares will be canceled and converted into the right to receive $0.0005 per Preferred Share. As a result of the Merger, the Company will cease to be publicly traded.

The Offer is not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Common Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”). Among the Offer Conditions are: (i) the Minimum Tender Condition (as defined below); (ii) the HSR Condition (as defined below); (iii) the Regulatory Condition (as defined below); (iv) the accuracy of the Company’s representations and warranties set forth in the Merger Agreement as of specified times, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality; and (v) since the date of the Merger Agreement, there not having occurred a Material Adverse Effect (as defined in the Offer to Purchase). The “Minimum Tender Condition” means that the number of Shares validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any of its wholly-owned subsidiaries (including Purchaser), which shall include the Rollover Shares (as defined in the Offer to Purchase), represents at least a majority of the Shares outstanding at the time of the consummation of the Offer. The “HSR Condition” means that, to the extent applicable, any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), has expired or been terminated. The “Regulatory Condition” means that no court of competent jurisdiction has issued an order, decree or ruling or taken any other action restraining, making illegal, enjoining or otherwise prohibiting the acquisition of or payment for the Common Shares pursuant to the Offer or the consummation of the Merger, and no law applicable to the Offer or the Merger restraining, making illegal, enjoining or otherwise prohibiting the acquisition of or payment for the Common Shares pursuant to the Offer or the consummation of the Merger shall be in effect.

As of the commencement of the Offer, Parent and Purchaser do not have committed financing to fund the Offer Price. Parent and Purchaser intend to fund the Offer Price through a combination of debt and/or equity financings, borrowings under credit facilities that Parent will seek to obtain from lenders and/or private issuance of securities, none of which has been committed. If Parent obtains commitment letters for such financing, such commitments would be filed with the Securities and Exchange Commission and would be available in the manner described in the Offer to Purchase. There can be no assurance that such financing will be obtained.

The Board of Directors of the Company has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and the holders of the Common Shares; (ii) adopted the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that the holders of the Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.

The Merger Agreement provides that, subject to the terms and conditions in the Merger Agreement, (a) if at any scheduled Expiration Date any Offer Condition is not satisfied and has not been waived (to the extent permitted under the Merger Agreement), Purchaser will extend the Offer for one or more periods of time of up to ten (10) business days per extension and (b) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or Nasdaq Capital Market (“Nasdaq”) applicable to the Offer. However, Purchaser is not required to, and Purchaser will not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date. The “Outside Date” means July 17, 2026.

If the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Parent, Purchaser and the Company have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that, subject to the satisfaction or waiver of certain conditions, the Merger will be effected as soon as practicable following the consummation of the Offer, but in no event later than the first business day after the satisfaction or waiver of the conditions to the Merger (or on such other date as Parent and the Company may mutually agree). Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of the Company’s stockholders.

The Merger Agreement provides, among other things, that, without the prior written consent of the Company, Purchaser may not: (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer; (C) decrease the number of Common Shares sought to be purchased in the Offer; (D) amend, modify or waive the Minimum Tender Condition; (E) add to the Offer Conditions or impose any other conditions to the Offer; (F) amend or modify the Offer Conditions in a manner adverse to the holders of Common Shares; (G) extend the Expiration Date in a manner other than as required or permitted by the Merger Agreement; (H) decrease the Closing Amount or amend the terms of the Milestone (as defined in the CVR Agreement) or (I) make any other change in the terms or conditions of the Offer that is adverse to the holders of Common Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer.

Except as set forth above, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, Purchaser expressly reserves the right to waive any Offer Condition, at any time and from time to time, or to modify or amend the terms of the Offer, including the Offer Price. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement, in the case of an extension, will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Common Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Common Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Common Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Common Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Common Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Common Shares or is unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Common Shares on Purchaser’s behalf, and such Common Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the Common Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making payment for the Common Shares.

In all cases, Purchaser will pay for Common Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Common Shares (the “Share Certificates”), if any, or timely confirmation of a book-entry transfer of such Common Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or book-entry transfers with respect to Common Shares are actually received by the Depositary. Tendering stockholders who wish to tender their Common Shares pursuant to the Offer and cannot deliver such Share Certificates or all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Date, may tender their Common Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Common Shares tendered may also be withdrawn after August 9, 2026, if Purchaser has not accepted them for payment by the end of August 9, 2026. For a withdrawal of Common Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Common Shares. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless such Common Shares have been tendered for the account of an eligible institution. If Common Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Common Shares. If Share Certificates representing the Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary. Withdrawals of tenders of Common Shares may not be rescinded and any Common Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Common Shares may, however, be retendered by following one of the procedures for tendering Common Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Parent and Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Common Shares. The Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Common Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Common Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Common Shares.

The receipt of cash by a holder of Common Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Stockholders should consult with their own tax advisor to determine the particular tax consequences to them of the Offer and the Merger. For a more complete description of the principal U.S. federal income tax consequences and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company’s Board of Directors and the reasons therefor) contain important information. Stockholders should carefully read all documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Campaign Management, LLC (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Common Shares pursuant to the Offer.

The Information Agent for the Offer is:

15 West 38th Street, Suite 747
New York, New York 10018

or

CALL TOLL-FREE (888) 725-4553

Email: info@campaign-mgmt.com